UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release dated February 28, 2006

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.  Form 20-F |_|  Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

February 28, 2006
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

PRESS RELEASE

Couche-Tard Acquires 40 Stores
in the Midwest (U.S.)
_______________________________________

ATD.MV.A, ATD.SV.B / TSX

Laval, February 28, 2006 – Alimentation Couche-Tard Inc. announces that it has, through an indirect wholly owned subsidiary, signed an agreement to purchase 40 stores and assume an additional 13 fuel supply contracts in the Midwest region. Should this transaction close as planned in March 2006, these acquisitions would add sales of approximately US $160 million to Couche-Tard's revenues and contribute to its earnings on an annualized basis. According to a confidentiality agreement between the parties, the purchase prices cannot be disclosed at this time. Internal cash flow dollars will pay for the transaction.

The 40 convenience stores and 13 fuel supply contracts are currently controlled by Shell Oil Products US. All 40 convenience stores and 13 fuel supply contracts are in the Indianapolis area. The 40 convenience stores are operated under the Shell banner with Shell motor fuel. The 13 fuel supply contract locations are also selling Shell motor fuel. Pursuant to this agreement, the company would buy the land and buildings for 29 convenience stores, would buy the land and lease the premises for one and would lease the other ten. The company would not have any fee or leasehold interests in the 13 fuel supply contracts but would have a fuel supply agreement with the 13 retailers to sell Shell motor fuel.

"Strategically, these acquisitions would be excellent complements to our current network in the Midwest and would efficiently complement the network expansion plans. Consistent with our development strategy, we selected these 40 stores based on the following criteria: prime locations, potential for growth and quality of people. Under our operation model and with the efficiency of our marketing programs, these 40 sites would contribute to improve profitability of the Division. Subsequent to these transactions, our network in the Midwest Division would include a total of 640 stores," indicated Darrell Davis, Vice-President Operations, Midwest Division.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the third largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable one within such category. Couche-Tard's network is currently comprised of 4,909 convenience stores, 3,028 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five, which cover 23 States in the United States. Some 36,000 people are employed throughout Couche-Tard's retail convenience network and executive offices.

Source
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
Darrell Davis, Vice-President Operations, Midwest Division
Tel: (812) 379-9227

info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.